

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2020

Robert Berman
Chief Executive Officer and Director
Hancock Jaffe Laboratories, Inc.
70 Doppler
Irvine, CA 92618

> **Re: Hancock Jaffe Laboratories, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 24, 2020**
> **File No. 001-38325**

Dear Mr. Berman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Life Sciences

cc: Matthew Bernstein